UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant’s name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

Creo Inc. 3700 Gilmore WaY Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Reports 2004 Third-Quarter Financial Results

• Third Quarter Revenue Up 8.8% Year-over-Year

• 77.5% Year-over-Year and 23.0% Quarterly Gain in Consumables Revenue

Vancouver, BC, CANADA (August 4, 2004) – Creo Inc. (NASDAQ: CREO; TSX: CRE) today announced its financial results for the 2004 fiscal third quarter ended June 30, 2004, reported in U.S. dollars.

Third quarter revenue was $156.2 million, an increase of 8.8 percent from the third quarter of 2003. Net loss was $1.6 million for the quarter, a decrease of $4.3 million from the third quarter of 2003. Diluted loss per share was 3 cents per share, compared to 5 cents diluted earnings per share in the third quarter of last year. Net loss this quarter included approximately 6 cents per share of after-tax expenses from the combination of other expenses of approximately $1.8 million, due primarily to foreign exchange effects; a restructuring expense of approximately $0.6 million; and a non-cash intangible asset amortization charge of $0.7 million.

Consumables revenue reached $21.6 million this quarter, an increase of 77.5 percent compared to the third quarter last year and 23.0 percent compared to the second quarter 2004.

“This quarter we accelerated the implementation of our digital media strategy,” said Amos Michelson, chief executive officer of Creo. “In just nine months, we have built a solid business that will be the basis for continued growth for many years. We continued this quarter to see strong demand for the full range of our complete systems, including computer-to-plate (CTP) hardware, software, proofing, and consumables, despite the expected and temporary leveling of sales due to customers’ anticipation of the quadrennial Drupa trade show. We remain committed to driving profitable growth and will continue to take all steps necessary to increase both earnings and revenue.”

Revenue by segment this quarter was 37.0 percent in the Americas; 36.5 percent in Europe, Middle East and Africa (EMEA); 13.8 percent in Asia-Pacific (including Japan); and 12.7 percent in OEM and Other. Results were particularly strong in Asia-Pacific. The OEM and Other segment reported 46.6 percent year-over-year gains due to the continued strength of the digital printing business with Xerox Corporation and increased sales of Leaf™ digital camera backs. For the year-to-date, all segments showed gains over the prior year.

Mr.     Michelson continued, “At Drupa, the largest trade show in our industry, Creo customers crowded the booth and made digital plate commitments at an unprecedented level. While the anticipation of Drupa did cause some customers to defer purchase decisions, we expect bookings from the show will drive increased revenue in the fourth quarter and beyond. The revenue growth from the digital media strategy is clearly apparent. However, we operate in a very competitive market and face cost pressures from the strength of the Canadian dollar and Euro. We have concluded that we must reduce expenses in order to ensure that profitability will grow with our increased revenues. We are conducting a thorough review of our cost structure and spending priorities leading into the new fiscal year. As part of this effort, we will be consolidating operations and moving the Creo Americas subsidiary headquarters from Boston to Vancouver. This move will reduce costs, streamline management and increase efficiency.”

Gross margin in the 2004 third quarter was 42.7 percent, compared to 45.2 percent for the 2003 third quarter. Gross margin was influenced this quarter by low utilization of our plate manufacturing capacity as we ramp up our digital plate business; changes in sales channel distribution and product mix; and pricing pressures on CTP systems compared to last year’s third quarter. Year-over-year, the strength of the Euro offset some of the impact on gross margin from these factors, but from the previous quarter the Euro had an unfavorable impact. Total operating expenses were $68.6 million, including the $3.0 million pre-tax of previously announced non-cash expenses and restructuring. Year-over-year, total operating expenses increased 12.3 percent but were substantially unchanged excluding other expenses, restructuring and the impact of foreign currency. Creo used $6.0 million in cash flow from operations, reflecting increased accounts receivable and a build-up of tax receivables. Cash on hand at quarter end was $79.4 million. Weighted shares outstanding (diluted) were 55,083,699.

Highlights of the Quarter

May 6th through 19th, Creo exhibited at Drupa, the largest trade show in the graphic arts industry held every four years.

•	Introduced multiple new products including Prinergy(R)Evo and the Magnus(TM)VLF
•	Strengthened digital printing offering with new Spire™ color servers for Xerox DocuColor® printers
•	Introduced integrated workflows for digital and commercial printing
•	Announced two new processless printing plates: Clarus™ WL and Clarus PL

Outlook

Creo offers the following outlook for the fiscal fourth quarter ending September 30, 2004:

•	Revenue between $163 million and $168 million;
•	Net earnings per diluted share between 0 and 4 cents per share, after approximately 1 cent per share of intangible asset amortization and approximately 5 cents per share of restructuring, retention and accelerated amortization.

The guidance is based on foreign exchange rates on July 27th 2004.

Mark Dance, chief financial officer and chief operating officer of Creo, stated, “In the fourth quarter, we expect to incur $3 million to $4 million in restructuring, retention and accelerated depreciation costs as we consolidate the North American head office to Vancouver. We expect those changes will allow us to reduce expenses by approximately $2 million per quarter by the middle of the 2005 fiscal year.”

Conference Call

Creo will present the 2004 third-quarter financial results at 5:00 pm Eastern Time (2:00 pm Pacific Time), today, August 4, 2004. The conference call may be accessed at http://www.creo.com/investors. The webcast will be archived on the Creo investor site until September 4, 2004. To listen to the conference call live by telephone, dial 877-825-5811 for participants in North America and 973-582-2767 for international participants approximately ten minutes before the start time. A telephone playback will be available after the completion of the call until August 6, 2004 at 8:00 pm Eastern Time (5:00 pm Pacific Time) and can be accessed at 877-519-4471 for participants in North America and 973-341-3080 for international participants using the access code 4952260.

This news release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption “Certain Factors That May Affect Future Results” and elsewhere in our Annual Report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

© 2004 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.

Based in Vancouver, Canada, Creo employs more than 4,200 people and reported fiscal 2003 revenue of US$578 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

Robyn Toor Investor Relations T. +1.604.451.2700 F. +1.604.437.9891 IR@creo.com	Rochelle van Halm Media Relations (Headquarters) T. +1.604.676.4526 F. +1.604.437.9891 rochelle.van.halm@creo. com

Creo Inc.

Segmented Revenue by Economic Segment

	Three months ended			Nine months ended
(in thousands of U.S. dollars)	June 30 2004	June 30 2003	March 31 2004	June 30 2004	June 30 2003

Americas	$57,822	$52,624	$59,106	$168,209	$163,827
EMEA	56,904	58,294	60,912	177,842	163,866
Asia-Pacific	21,565	19,041	22,490	64,764	52,411
OEM and Other	19,898	13,575	15,064	57,876	47,669

	$156,189	$43,534	$157,572	$468,691	$427,773

Creo Inc.

Consolidated Balance Sheets

(in thousands of U.S. dollars)	June 30 2004 (unaudited)	March 31 2004 (unaudited)	September 30 2003 (audited)

ASSETS
Current assets
Cash and cash equivalents	$79,422	$83,900	$59,021
Accounts receivable	136,149	129,512	126,506
Other receivables	28,394	31,042	23,634
Inventories	107,089	109,810	96,445
Income taxes receivable	6,990	6,317	6,078
Future income taxes	19,801	19,801	20,203

	377,845	380,382	331,887
Investments	--	--	12,912
Capital assets, net	121,662	127,461	112,441
Intangible assets, net	10,800	11,634	11,253
Goodwill	13,774	13,774	2,180
Other assets	30,317	24,007	17,405
Future income taxes	16,638	16,266	13,314

	$571,036	$573,524	$501,392

Liabilities
Current liabilities
Accounts payable	43,539	44,237	37,368
Accrued and other liabilities	73,489	77,201	78,074
Future income taxes	1,817	1,698	1,937
Deferred revenue and credits	62,962	59,167	57,520

	181,807	182,303	174,899
Long-term liabilities	14,917	14,128	16,950
Future income taxes	4,212	4,664	5,556

	200,936	201,095	197,405
Shareholders' Equity

Share capital	747,828	747,618	696,837
Contributed surplus	2,183	2,194	6,059
Cumulative translation adjustment	20,549	21,521	14,315
Deficit	(400,460)	(398,904)	(413,224)

Total shareholders' equity	370,100	372,429	303,987

	$571,036	$573,524	$501,392

Creo Inc.

Consolidated Statements of Operations and Deficit

	Three months ended			Nine months ended
(in thousands of U.S. dollars)	June 30 2004	June 30 2003	March 31 2004	June 30 2004	June 30 2003

Revenue
Product	$90,200	$87,694	94,781	282,420	$266,292
Service	44,432	43,694	45,260	133,748	125,990
Consumables	21,557	12,146	17,531	52,523	35,491

	156,189	143,534	157,572	468,691	427,773
Cost of sales	89,564	78,672	90,343	267,007	236,143

Gross profit	66,625	64,862	67,229	201,684	191,630

Research and development, net	19,221	20,520	22,174	61,540	58,342
Sales and marketing	28,202	27,434	27,454	83,342	78,837
General and administration	17,271	14,965	14,848	47,739	49,669
Other expense (income)	2,242	(2,731)	(1,529)	(102)	(6,727)
Restructuring	805	--	981	1,786	2,122
Business integration costs	--	156	--	--	605
Intangible asset amortization	834	707	800	2,343	1,950

	68,575	61,051	64,728	196,648	184,798
Earnings (loss) before undernoted items	(1,950)	3,811	2,501	5,036	6,832
Gain on sale of investment	--	--	--	(8,723)	--
Income tax expense (recovery)	(394)	707	507	995	675
Equity loss	--	322	--	--	3,040

Net earnings (loss)	$(1,556)	$2,782	1,994	12,764	$3,117

Earnings (loss) per common share	(0.03	0.06	0.04	0.25	0.06
Basic	$(0.03)	$0.06	0.04	0.25	$0.06

Diluted	$(0.03)	$0.05	0.04	0.24	$0.06

Deficit, beginning of period	$(398,904)	$(418,398)	$(400,898)	$(413,224)	$(418,733)
Net earnings (loss)	(1,556)	2,782	1,994	12,764	3,117

Deficit, end of period	$(400,460)	$(415,616)	$(398,904)	$(400,460)	$(415,616)

Creo Inc.

Consolidated Statements of Cash Flows

	Three months ended June 30		Nine months ended June 30
(in thousands of U.S. dollars)	2004 (unaudited)	2003 (unaudited)	2004 (unaudited)	2003 (unaudited)

Cash provided by operations:
Net earnings (loss)	$(1,556)	$2,782	$12,764	$3,117
Items not affecting cash:
Amortization	6,230	6,438	17,685	18,378
Stock compensation expense	97	--	268	--
Gain on sale of investment	--	--	(8,723)	--
Restructuring	--	--	--	2,122
Equity loss	--	322	--	3,040
Future income taxes	(819)	(727)	(4,470)	(3,566)
Other	1,144	(1,141)	2,050	(1,956)

	5,096	7,674	19,574	21,135

Changes in operating assets and liabilities:
Accounts receivable	(10,558)	1,159	(6,110)	3,191
Other receivables	2,407	12,075	(2,822)	9,152
Inventories	874	(3,689)	(5,145)	(5,526)
Accounts payable	(548)	(4,982)	2,026	(4,623)
Accrued and other liabilities	(2,632)	(3,013)	(7,151)	(7,639)
Income taxes	(4,859)	(495)	(11,166)	(8,495)
Deferred revenue and credits	4,222	(9,497)	3,669	(1,298)

	(11,124)	(8,442)	(26,698)	(15,238)

	(6,028)	(768)	(7,125)	5,897
Cash provided by (used in) investing:
Purchase of intangible assets	--	--	(1,890)	--
Investments	--	(136)	--	(2,128)
Repayment of promissory note	--	18,760	(4,000)	18,760
Acquisition, net of cash acquired	--	--	(31,903)	(4,700)
Purchase of capital assets	(3,792)	(2,676)	(10,907)	(12,597)
Proceeds from sale of capital assets	5,270	194	5,359	700
Proceeds from the sale of investments	--	--	22,074	--
Other	8	(224)	65	(290)

	1,486	15,918	(21,202)	(255)

Cash provided by (used in) financing:
Proceeds from shares issued	210	80	50,703	307
Decrease in short-term debt	--	(1,680)	--	(1,680)
Increase (decrease) in long-term
liabilities	--	650	(2,408)	509

	210	(950)	48,295	(864)

Foreign exchange gain (loss) on cash and
cash equivalents held in foreign currency	(146)	653	433	1,730

Increase (decrease) in cash and cash	(4,478)	14,853	20,401	6,508
equivalents
Cash and cash equivalents, beginning of
period	83,900	62,326	59,021	70,671

Cash and cash equivalents, end of period	$79,422	$77,179	$79,422	$77,179

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance,
Chief Financial Officer and Chief Operating Officer

Date: August 13, 2004